NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the Periods		
	Post-Recapitalization		Pre-Recapitalization
	Jan. 1, 2004 - April 3, 2004	Jan. 10, 2003 - April 5, 2003	Jan. 1, 2003 - Jan. 9, 2003
	(Amounts in thousands)		
	(Unaudited)		
Net Sales	$ 407,443	$ 336,077	$ 24,951
Costs and Expenses:			
Cost of products sold	288,672	239,657	18,635
Selling, general and administrative expense	73,947	60,073	5,014
Amortization of intangible assets	3,311	1,823	67
Expenses and charges arising from the Recapitalization	---	---	83,000
	365,930	301,553	106,716
Operating earnings (loss)	41,513	34,524	(81,765)
Interest expense	(16,577)	(16,791)	(1,054)
Loss from debt retirement	(11,958)	---	---
Investment income	922	367	119
Earnings (loss) from continuing operations before provision (benefit) for income taxes	13,900	18,100	(82,700)
Provision (benefit) for income taxes	5,500	7,100	(21,800)
Earnings (loss) from continuing operations	8,400	11,000	(60,900)
Earnings (loss) from discontinued operations	68,200	(5,500)	(1,000)
Net earnings (loss)	$ 76,600	$ 5,500	$ (61,900)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

A. The unaudited condensed consolidated summary of operations for Nortek, Inc. and its subsidiaries (the "Company" or "Nortek"), in the opinion of management, reflects all adjustments necessary for a fair statement of the periods presented. Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. This unaudited condensed consolidated summary of operations should be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, its latest quarterly report on Form 10-Q and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

B. On February 12, 2004, the Company sold the capital stock of its wholly-owned subsidiary Ply Gem Industries, Inc. ("Ply Gem") for net cash proceeds of approximately $506,700,000 after excluding approximately $21,400,000 of proceeds provided to fund liabilities of Ply Gem indemnified by the Company and recorded a net after-tax gain on the sale of approximately $72,300,000 in the first quarter of 2004. Ply Gem, through its operating subsidiaries, is a manufacturer and distributor of a range of products for use in the residential new construction, do-it-yourself and professional renovation markets, including vinyl siding, windows, patio doors, fencing, railing, decking and accessories. The results of operations of the operating subsidiaries of Ply Gem comprised the Company's entire Windows, Doors and Siding Products ("WDS") reporting segment and the corporate expenses of Ply Gem were previously included in Unallocated other, net in the Company's segment reporting.

The Company allocates interest to dispositions that qualify as a discontinued operation for debt instruments which are entered into specifically and solely with the entity disposed of and from debt which is settled with proceeds received from the disposition. Interest allocated to discontinued operations, included in interest expense, net in the table below, was approximately $2,800,000 (net of taxes of approximately $1,600,000), $5,400,000 (net of taxes of approximately $3,100,000) and $800,000 (net of taxes of approximately $400,000) for the three months ended April 3, 2004 and the periods from January 10, 2003 to April 5, 2003 and from January 1, 2003 to January 9, 2003, respectively.

The sale of Ply Gem and the related operating results have been excluded from earnings (loss) from continuing operations and are classified as discontinued operations for all periods presented.

The table that follows presents a summary of the results of discontinued operations for the periods presented:

	For the Periods		
	Post-Recapitalization		**Pre-Recapitalization**
	Jan. 1, 2004 - April 3, 2004	**Jan. 10, 2003 - April 5, 2003**	**Jan. 1, 2003 - Jan. 9, 2003**
	(Amounts in thousands)		
	(Unaudited)		
Net sales	$ 40,600	$ 99,100	$ 8,800
Operating earnings (loss) of discontinued operations *	$ (2,044)	$ 190	$ (368)
Interest expense, net	(4,556)	(8,790)	(1,232)
Loss before income tax benefit	(6,600)	(8,600)	(1,600)
Income tax benefit	(2,500)	(3,100)	(600)
Loss from discontinued operations	(4,100)	(5,500)	(1,000)
Gain on sale of discontinued operations	122,700	---	---
Income tax provision on sale of discontinued operations	50,400	---	---
	72,300	---	---
Earnings (loss) from discontinued operations	$ 68,200	$ (5,500)	$ (1,000)
Depreciation and amortization expense	$ 1,359	$ 4,747	$ 315

* Operating earnings (loss) of discontinued operations are net of Ply Gem corporate expenses previously included within Unallocated other, net in the Company's segment reporting.

Operating earnings (loss) of discontinued operations for the period from January 10, 2003 to April 5, 2003 include approximately $500,000 of severance and other costs associated with the closure of certain manufacturing facilities. Operating earnings (loss) of discontinued operations for the period from January 10, 2003 to April 5, 2003 also include approximately $1,300,000 of costs and expenses for expanded distribution including new customers.

C. The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note D with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under generally

accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of the Company's profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with the Recapitalization (as

defined in the Company's 10-K for the year ended December 31, 2003), which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net earnings (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA:

	For the Periods		
	Post-Recapitalization		**Pre-Recapitalization**
	Jan. 1, 2004 - April 3, 2004	**Jan. 10, 2003 - April 5, 2003**	**Jan. 1, 2003 - Jan. 9, 2003**
	(Amounts in thousands)		
Net earnings (loss) *	$ 76,600	$ 5,500	$ (61,900)
Provision (benefit) for income taxes from continuing operations	5,500	7,100	(21,800)
Provision (benefit) for income taxes from discontinued operations	47,900	(3,100)	(600)
Interest expense from continuing operations	16,577	16,791	1,054
Interest expense from discontinued operations	4,585	8,858	1,234
Investment income from continuing operations	(922)	(367)	(119)
Investment income from discontinued operations	(29)	(68)	(2)
Depreciation expense from continuing operations	5,808	3,764	586
Depreciation expense from discontinued operations	1,158	2,387	245
Amortization expense from continuing operations	3,474	5,854	67
Amortization expense from discontinued operations	201	2,360	70
EBITDA	$ 160,852	$ 49,079	$ (81,165)

    *   Includes approximately $68,200,000, $(5,500,000) and $(1,000,000) of earnings (loss) from discontinued operations for the three months ended April 3, 2004 and the periods from January 10, 2003 to April 5, 2003 and from January 1, 2003 to January 9, 2003, respectively (see Note B).

        EBITDA includes approximately $83,000,000 of expenses and charges arising from the Recapitalization recorded in the period from January 1, 2003 to January 9, 2003 and approximately $250,000 and $700,000 of stock based compensation from adopting SFAS No. 123 recorded in the three months ended April 3, 2004 and the period from January 10, 2003 to April 5, 2003, respectively.

   D.   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note C for operating performance measure disclosures with respect to EBITDA and a reconciliation from net income (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness,

which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed in the Liquidity and Capital Resources section of the Company's latest quarterly report on Form 10-Q as filed with the SEC for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA:

	For the Periods		
	Post-Recapitalization		**Pre-Recapitalization**
	Jan. 1, 2004 April 3, 2004	**Jan. 10, 2003 - April 5, 2003**	**Jan. 1, 2003 - Jan. 9, 2003**
	(Amounts in thousands)		
Net cash used in operating activities *	$ (8,169)	$ (33,464)	$ (5,705)
Cash (provided from) used by working capital and other long-term asset and liability changes	(15,084)	56,214	12,880
Effect of the Recapitalization, net	---	---	(62,397)
Deferred federal income tax provision from continuing operations	(19,900)	(3,800)	(5,900)
Deferred federal income tax credit from discontinued operations	18,100	---	---
Gain on sale of discontinued operations	122,700	---	---
Non-cash interest expense, net	193	(3,832)	(125)
Loss from debt retirement	(11,958)	---	---
Provision (benefit) for income taxes from continuing operations	5,500	7,100	(21,800)
Provision (benefit) for income taxes from discontinued operations	47,900	(3,100)	(600)
Interest expense from continuing operations	16,577	16,791	1,054
Interest expense from discontinued operations	4,585	8,858	1,234
Investment income from continuing operations	(922)	(367)	(119)
Investment income from discontinued operations	(29)	(68)	(2)
Depreciation expense from discontinued operations	1,158	2,387	245
Amortization expense from discontinued operations	201	2,360	70
EBITDA	$ 160,852	$ 49,079	$ (81,165)

* Includes approximately $68,200,000, $(5,500,000) and $(1,000,000) of earnings (loss) from discontinued operations for the three months ended April 3, 2004 and the periods from January 10, 2003 to April 5, 2003 and from January 1, 2003 to January 9, 2003, respectively (see Note B).

EBITDA includes approximately $83,000,000 of expenses and charges arising from the Recapitalization recorded in the period from January 1, 2003 to January 9, 2003 and approximately $250,000 and $700,000 of stock based compensation from adopting SFAS No. 123 recorded in the three months ended April 3, 2004 and the period from January 10, 2003 to April 5, 2003, respectively.

E. From January 1, 2004 through February 3, 2004, the Company purchased approximately $14,800,000 of its 9 1/4% Senior Notes due 2007 ("9 1/4% Notes") and approximately $10,700,000 of its 9 1/8% Senior Notes due 2007 ("9 1/8% Notes") in open market transactions. On March 15, 2004, the Company redeemed all of the Company's outstanding 9 1/4% Notes (approximately $160,200,000 in principal amount) and on March 14, 2004 redeemed all of its outstanding 9 1/8% Notes (approximately $299,300,000 in principal amount). The 9 1/4% Notes and 9 1/8% Notes were redeemed at a redemption price of 101.542% and 103.042%, respectively, of the principal amount thereof plus accrued and unpaid interest. The 9 1/4% Notes and 9 1/8% Notes ceased to accrue interest as of the respective redemption dates indicated above. The Company used the net after tax proceeds from the sale of Ply Gem of approximately $450,000,000, together with existing cash on hand, to fund the redemption of the 9 1/4% Notes and 9 1/8% Notes. On March 14, 2004, the Company redeemed $60,000,000 of the Company's outstanding 8 7/8% Senior Notes due 2008 ("8 7/8% Notes"). On March 31, 2004, the Company redeemed the remaining $150,000,000 of its outstanding 8 7/8% Notes (see below). The 8 7/8% Notes were called at a redemption price of 104.438% of the principal amount thereof plus accrued and unpaid interest.

On March 1, 2004, the Company completed the sale of $200,000,000 of Senior Floating Rate Notes due 2010 (the "Floating Rate Notes"). The Floating Rate Notes bear interest at a rate per annum equal to LIBOR, as defined, plus 3% (4.17% as of April 3, 2004). Interest on the Floating Rate Notes will be determined and payable semi-annually on June 30 and December 31 of each year commencing June 30, 2004. The Company incurred fees and expenses, including the initial purchaser's discount, of approximately $4,000,000 in connection with the sale, which will be amortized over the life of the Floating Rate Notes. The Floating Rate Notes are unsecured obligations of the Company, which mature on December 31, 2010, and may be redeemed in whole or in part prior to December 31, 2010 at the redemption prices as defined in the indenture governing the Floating Rate Notes (the "Indenture"). The Indenture contains covenants that limit the Company's ability to engage in certain transactions, including incurring additional indebtedness and paying dividends or distributions. The terms of the Floating Rate Notes require the Company to register notes having substantially identical terms (the "Exchange Notes") with the SEC as part of an offer to exchange freely tradable Exchange Notes for the Floating Rate Notes (the "Exchange"). In the event the Company does not complete the Exchange in accordance with the timing requirements outlined in the Indenture, the Company may be required to pay a higher interest rate. The Company expects to complete the Exchange within the required time period. Approximately $60,000,000 principal amount of the 8 7/8% Notes ceased to accrue interest as of March 14, 2004 and approximately $150,000,000 principal amount of such

Notes ceased to accrue interest as of March 31, 2004. The Company used the net proceeds of approximately $196,000,000 from the sale of the Floating Rate Notes, together with existing cash on hand, to fund the redemption of the 8 7/8% Notes.

The open market purchases and the redemption of the 9 1/4% Notes, 9 1/8% Notes and 8 7/8% Notes noted above resulted in a pre-tax loss of approximately $11,958,000 in the first quarter of 2004, based upon the difference between the respective redemption prices indicated above and the estimated carrying values at the redemption dates.

Interest expense in the first quarter of 2004 includes duplicative interest arising during the waiting period from the call for redemption to the date of redemption of the 8 7/8% Senior Notes as during that period, the Floating Rate Notes, whose proceeds were used to refinance the 8 7/8% Notes, were also outstanding. The Company's pro forma interest expense for the three months ended April 3, 2004 would have been approximately $9,700,000, after adjusting the historical interest expense for the three months ended April 3, 2004 to give effect to the redemption of the 9 1/4% Notes, 9 1/8% Notes and 8 7/8 Notes and the sale of the Floating Rate Notes as if they had occurred on January 1, 2004.

The table that follows is a summary of maturities of the Company's debt obligations, including the offerings and redemptions discussed in the previous paragraphs and excluding unamortized debt premiums:

Less than 1 year	$ 15,700,000
Between 1 & 2 years	2,700,000
Between 3 & 4 years	1,800,000
5 years or greater	460,000,000

The period from January 10, 2003 to April 5, 2003 includes approximately $4,100,000 of interest expense from the amortization of the Bridge Facility commitment entered into as part of the Recapitalization.

F. On March 9, 2004, the Company acquired OmniMount Systems, Inc. ("OmniMount") for approximately $16,500,000 in cash and contingent consideration payable 90 days after fiscal 2006 if certain fiscal 2006 financial results, as defined by the stock purchase agreement, are met. OmniMount is a manufacturer and designer of speaker mountings and other products to maximize the home theater experience.

G. The operating results of the Air Conditioning and Heating Products Segment for the three months ended April 3, 2004 include approximately $1,300,000 of costs associated with the closure of certain manufacturing facilities. The operating results of the Air Conditioning and Heating Products Segment for the three months ended April 3, 2004 also include approximately $4,100,000 of estimated inefficient production costs and expenses associated with the start-up of a new manufacturing facility. There were no costs and expenses recorded in the periods from January 1, 2003 to January 9, 2003 or from January 10, 2003 to April 5, 2003 related to the closure and start-up of certain manufacturing facilities within the Air Conditioning and Heating Products Segment.

Operating results for the three months ended April 3, 2004 included a non-cash foreign exchange loss of approximately $600,000 on certain intercompany debt between the Company's subsidiaries. For the period from January 10, 2003 to April 5, 2003, operating results included a non-cash foreign exchange gain of approximately $100,000 on certain intercompany debt.